Nelson Mullins

Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law 999 Peachtree Street, NE / 14th Floor / Atlanta, GA 30309-3964 Tel: 404.817.6000 Fax: 404.817.6150 www.nelsonmullins.com	Charles D. Vaughn Tel: 404.817.6189 Fax: 404.817.6150 charles.vaughn@nelsonmullins.com

Via Edgar

October 24, 2007

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Ms. Jessica Barberich, Staff Accountant

Re:	Collexis Holdings, Inc.
Item 4.02 Form 8-K
Filed October 16, 2007
File No. 001-33495

Dear Ms. Barberich:

I am writing this letter on behalf of Collexis Holdings, Inc. (“Collexis”) in response to the Staff’s comment letter dated October 19, 2007 regarding the Current Report on Form 8-K of Collexis referenced above. We respond in this letter to the issues raised in the comment letter. To be consistent with the style used in the Form 8-K, the terms “we” and “our” in this letter refer to Collexis rather than this law firm. The responses in this letter are based on representations made by Collexis management to this law firm for the purpose of preparing this letter. The numbered paragraphs below correspond to the numbered paragraphs of the comment letter, which we have extracted from the comment letter and repeated here in italics for ease of reference.

1.
Please tell us whether your officers have reconsidered the effectiveness of your disclosure controls and procedures as of March 31, 2007 in light of the restatements. In addition, please confirm to us that you plan to address this reconsideration and the related conclusions in the filings that contain your restated financial statements.

Response

We have filed today a first amendment to our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007 that include our restated unaudited financial statements for the three and nine months ended March 31, 2007. In light of the restatements, we have reconsidered the effectiveness of our disclosure controls and procedures as of March 31, 2007 and have determined that our disclosure controls and procedures were ineffective as of March 31, 2007. We have added disclosure to that effect under Item 3A(T) on pages 16-17 of the amendment to our Quarterly Report.

Atlanta • Boston • Charleston • Charlotte • Columbia • Greenville • Myrtle Beach • Raleigh • Washington, DC • Winston-Salem

Ms. Jessica Barberich
October 24, 2007

2.
Please amend your report to include all of the information required by Item 4.02(a) of Form 8-K, including a statement of whether the audit committee or authorized officer or officers discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).

Response

We have amended our report to include all of the information required by Item 4.02(a) of Form 8-K, including the referenced disclosure, in response to the comment.

In connection with responding to the Staff’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing responds appropriately to the Staff’s comment letter. If you have any questions, please contact me at (404) 817-6189. Please send correspondence via facsimile to me at (404) 817-6085.

Sincerely,

/s/ Charles D. Vaughn
Charles D. Vaughn

cc:	William D. Kirkland
Chief Executive Officer, Collexis Holdings, Inc.
Scott R. Meyerhoff, Intersect CFO, LLC